C SQUARED DEVELOPMENTS INC.

735 – 1489 MARINE DRIVE
WEST VANCOUVER, B.C. V7T 1B8
tel. (604) 913-0613
fax (604) 913-0628


03022141

May 12, 2003

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Room 3090
Washington, D.C. 20549
U.S.A.

Attention: Mr. Paul Dudek

Dear Sirs:

RE: C Squared Developments Inc.
12g3-2(b) Exemption - #82-1756

In order to maintain the above exemption in good standing, we enclose the following:

1. News release dated April 10, 2003;
2. Material Change Report dated April 10, 2003;
3. News release dated April 24, 2003;
4. Material Change report dated April 24, 2003;
5. Annual Information Form dated May 1, 2003 for the year ended December 31, 2002;
6. News release dated May 8, 2003; and
7. Material Change Report dated May 8, 2003.

Yours very truly,

C SQUARED DEVELOPMENTS INC.
per:

Marilyn Wong,
Assistant Secretary

dlw 6/3

Encl.

82-1756.

C SQUARED DEVELOPMENTS INC.

735 – 1489 MARINE DRIVE
WEST VANCOUVER, B.C. V7T 1B8
tel. (604) 913-0613
fax (604) 913-0628

03 MAY 27 AM 7:21

MAY 8, 2003
NEWS RELEASE 00-07
TRADING SYMBOL SQD.V
SEC 12g3-2(b) #82-1756

CHINESE GOLD PROJECTS OPTIONED

The Company announces that it has entered into a Memorandum of Understanding with Terrawest Minerals Inc. ("Terrawest"), a private company based in Vancouver, B.C., regarding the right to acquire a 50% option interest in its rights to acquire three exploration areas in Xinjiang Autonomous Region, People's Republic of China.

The exploration areas cover 2,500 sq.km. of the Tian Shan mineral belt, which extends westward into Uzbekistan and Kyrgystan, the location of giant ore bodies Muruntau (170 million oz Au), Kalmakyr (90 million oz Au), Charmitan (>10 million oz Au), and Kumtor (18 million oz Au), the latter being located only 60 km from the Xinjiang border.

The three exploration areas contain nine advanced projects including two operating gold mines, numerous gold occurrences, and a recently discovered gold-enriched copper porphyry.

Terrawest has the right to acquire a 70% interest in the project areas from Xinjiang Nonferrous Metals Industry Group Co. Ltd. ("Xinjiang Nonferrous") by incurring US$12 million in exploration expenditures over a four year period. Terrawest will also have a right of first refusal on any and all additional exploration rights and permits held by Xinjiang Nonferrous.

Terrawest has agreed to option 50% of its interest and rights in the project to C Squared, the specific terms of which will be outlined in a formal option agreement.

The Company also announces the completion of its private placement of special warrants at US$0.25 per special warrant as announced on February 3, 2003. The Company has issued a total of 1,148,757 special warrants for gross proceeds of US$287,189. The securities may not be sold prior to September 8, 2003.

ON BEHALF OF THE BOARD OF
C SQUARED DEVELOPMENTS INC.

"Jonathan George"

Jonathan George, President

This press release contains certain "forward-looking statements" that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

82-1956

MATERIAL CHANGE REPORT

BC FORM 53-901F
Under Section 85(1) of the British Columbia Securities Act

FORM 27
Under Section 118(1) of the Alberta Securities Act

1. **Reporting Issuer**

C Squared Developments Inc. (the "Company")
735 – 1489 Marine Drive
West Vancouver, B.C. V7T 1B8

Telephone: 604 913-0613

2. **Date of Material Change**

May 8, 2003

3. **Press Release**

A news release was issued on May 8, 2003, and disseminated through the facilities of Canada Stockwatch and Market News.

4. **Summary of Material Change(s)**

The Company has entered into a Memorandum of Understanding with Terrawest Minerals Inc., a Vancouver private company, regarding the right to acquire a 50% option interest in its rights to acquire three exploration areas in Xinjiang Autonomous Region, People's Republic of China.

5. **Full Description of Material Change(s)**

See attached news release.

6. **Reliance on Section 85(2) of the Act (British Columbia)**

Not Applicable

7. **Omitted Information**

Not Applicable

8. **Senior Officer**

Jonathan George
Telephone: (604) 913-0613

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 8th day of May, 2003.

C SQUARED DEVELOPMENTS INC.
Per:

"Jonathan George"

Jonathan George, President

C SQUARED DEVELOPMENTS INC.

735 – 1489 MARINE DRIVE
WEST VANCOUVER, B.C. V7T 1B8
tel. (604) 913-0613
fax (604) 913-0628

MAY 8, 2003
NEWS RELEASE 00-07
TRADING SYMBOL SQD.V
SEC 12g3-2(b) #82-1756

CHINESE GOLD PROJECTS OPTIONED

The Company announces that it has entered into a Memorandum of Understanding with Terrawest Minerals Inc. ("Terrawest"), a private company based in Vancouver, B.C., regarding the right to acquire a 50% option interest in its rights to acquire three exploration areas in Xinjiang Autonomous Region, People's Republic of China.

The exploration areas cover 2,500 sq.km. of the Tian Shan mineral belt, which extends westward into Uzbekistan and Kyrgystan, the location of giant ore bodies Muruntau (170 million oz Au), Kalmakyr (90 million oz Au), Charmitan (>10 million oz Au), and Kumtor (18 million oz Au), the latter being located only 60 km from the Xinjiang border.

The three exploration areas contain nine advanced projects including two operating gold mines, numerous gold occurrences, and a recently discovered gold-enriched copper porphyry.

Terrawest has the right to acquire a 70% interest in the project areas from Xinjiang Nonferrous Metals Industry Group Co. Ltd. ("Xinjiang Nonferrous") by incurring US$12 million in exploration expenditures over a four year period. Terrawest will also have a right of first refusal on any and all additional exploration rights and permits held by Xinjiang Nonferrous.

Terrawest has agreed to option 50% of its interest and rights in the project to C Squared, the specific terms of which will be outlined in a formal option agreement.

The Company also announces the completion of its private placement of special warrants at US$0.25 per special warrant as announced on February 3, 2003. The Company has issued a total of 1,148,757 special warrants for gross proceeds of US$287,189. The securities may not be sold prior to September 8, 2003.

ON BEHALF OF THE BOARD OF
C SQUARED DEVELOPMENTS INC.

"Jonathan George"

Jonathan George, President

This press release contains certain "forward-looking statements" that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

C SQUARED DEVELOPMENTS INC.

735 – 1489 MARINE DRIVE
WEST VANCOUVER, B.C. V7T 1B8
tel. (604) 913-0613
fax (604) 913-0628

APRIL 10, 2003
NEWS RELEASE 00-05
TRADING SYMBOL SQD.V
SEC 12g3-2(b) #82-1756

The Company wishes to update its shareholders on recent developments regarding its Henan Qin Ling Gold Mine project in the People's Republic of China, which is subject to an agreement between the Company and Terrawest Management Inc. ("Terrawest").

Signing of a definitive contract between Terrawest and Qin Ling Gold Mine is awaiting the completion of the reorganization of China's gold mining industry. The newly established National State Owned Property Management Commission is the new administrator of the General Gold Company of China, and no leadership has been appointed to the Commission yet. This appointment is anticipated shortly, after which the official contract between Terrawest and Qin Ling Gold Mine will be signed, triggering the consummation of the Company's agreement with Terrawest, wherein the Company has the right to purchase 100% of Terrawest as described in the Company's news release dated October 15, 2002.

A recent independent technical report written by Ignacije Borovic, P.Eng., reviewed all available data on two veins located in the Qin Ling Gold Mine, and concluded that indicated and inferred reserves for Vein #60 are 3,978,400 tonnes with an average gold grade of 8.91 g/t for a total of 1,139,965 ounces, and a potential mineral resource of 3,602,368 tonnes with grades more than 10.0 g/t au may be reasonably anticipated for Vein #9.

The report recommends an exploration and development budget of US$9,832,268 for the project.

ON BEHALF OF THE BOARD OF
C SQUARED DEVELOPMENTS INC.

"Jonathan George"

Jonathan George, President

This press release contains certain "forward-looking statements" that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

82-1756.

MATERIAL CHANGE REPORT

BC FORM 53-901F
Under Section 85(1) of the British Columbia Securities Act

FORM 27
Under Section 118(1) of the Alberta Securities Act

1. **Reporting Issuer**

   C Squared Developments Inc. (the "Company")
   735 – 1489 Marine Drive
   West Vancouver, B.C. V7T 1B8

   Telephone: (604) 913-0613

2. **Date of Material Change**

   April 10, 2003

3. **Press Release**

   A news release was issued on April 10, 2003, and disseminated through the facilities of Canada Stockwatch and Market News.

4. **Summary of Material Change(s)**

   The Company wishes to update its shareholders on recent developments regarding its Henan Qin Ling Gold Mine project in the People's Republic of China.

5. **Full Description of Material Change(s)**

   See attached news release.

6. **Reliance on Section 85(2) of the Act (British Columbia)**

   Not Applicable

7. **Omitted Information**

   Not Applicable

8. **Senior Officer**

   Jonathan George
   Telephone: (604) 913-0613

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 10th day of April, 2003.

C SQUARED DEVELOPMENTS INC.
Per:

"Jonathan George"

Jonathan George, President

82-1756.

C SQUARED DEVELOPMENTS INC.

735 – 1489 MARINE DRIVE
WEST VANCOUVER, B.C. V7T 1B8
tel. (604) 913-0613
fax (604) 913-0628

APRIL 24, 2003
NEWS RELEASE 00-06
TRADING SYMBOL SQD.V
SEC 12g3-2(b) #82-1756

At the Company's Annual and Extraordinary General Meeting held on April 22, 2003, the Company received shareholder approval to change the name of the Company from "C Squared Developments Inc." to "Dynasty Gold Corp."

In addition, disinterested shareholders approved an amendment to the Company's Stock Option Plan (the "Plan") to increase the maximum number of shares that may be issued upon exercise of stock options granted under the Plan from 400,000 shares to 1,456,443 shares, representing approximately 20% of the Company's issued and outstanding shares.

ON BEHALF OF THE BOARD OF
C SQUARED DEVELOPMENTS INC.

"Jonathan George"

Jonathan George, President

This press release contains certain "forward-looking statements" that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

82-17

MATERIAL CHANGE REPORT

BC FORM 53-901F
Under Section 85(1) of the British Columbia Securities Act

FORM 27
Under Section 118(1) of the Alberta Securities Act

1. **Reporting Issuer**

   C Squared Developments Inc. (the "Company")
   735 – 1489 Marine Drive
   West Vancouver, B.C. V7T 1B8

   Telephone: (604) 913-0613

2. **Date of Material Change**

   April 24, 2003

3. **Press Release**

   A news release was issued on April 24, 2003, and disseminated through the facilities of Canada Stockwatch and Market News.

4. **Summary of Material Change(s)**

   The Company received shareholder approval to certain matters at its Annual and Extraordinary General Meeting held on April 22, 2003.

5. **Full Description of Material Change(s)**

   See attached news release.

6. **Reliance on Section 85(2) of the Act (British Columbia)**

   Not Applicable

7. **Omitted Information**

   Not Applicable

8. **Senior Officer**

   Jonathan George
   Telephone: (604) 913-0613

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 24th day of April, 2003.

C SQUARED DEVELOPMENTS INC.
Per:

"Jonathan George"

Jonathan George, President